Mail Stop 3561

May 13, 2010

Jeffery H. Boyd
Chief Executive Officer
priceline.com Incorporated
800 Connecticut Avenue
Norwalk, Connecticut 06854

> **Re: priceline.com Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 000-25581**

Dear Mr. Boyd:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1. Please show us how you computed the aggregate market value of common stock held by non-affiliates at June 30, 2009. Please include the number of issued and

outstanding shares, the number of shares held by affiliates and the closing price reported on the NASDAQ Global Select Market.

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 54

Critical Accounting Policies and Estimates, page 58

Valuation of Goodwill, page 59

2. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of your reporting units is substantially in excess of carrying value and are not at risk of failing step one. If any of your reporting units are at risk of failing step one, you should disclose:

    - the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

    - a description of the methods and key assumptions used and how the key assumptions were determined;

    - a discussion of the degree of uncertainty associated with the assumptions; and

    - a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Results of Operations, page 63

3. We note your disclosure in selected financial data and in your discussion and analysis of general and administrative expenses for fiscal 2008 compared to fiscal 2007 regarding a fiscal 2007 litigation settlement. Please tell us the nature of the settlement and why this settlement is not disclosed in your financial statements.

Liquidity and Capital Resources, page 80

4. Given the significant number of lawsuits related to occupancy taxes disclosed in Note 17 to your financial statements and the potential liability with regard to such

lawsuits, we believe disclosure of such contingencies should be given greater prominence in your discussion of liquidity as a known uncertainty in accordance with Item 303(a)(3)(ii) of Regulation S-K. Please provide a more robust discussion of the nature of contingencies related to these lawsuits, including amount of and changes to the accruals in the financial statements, and how the potential losses may impact your liquidity. You should also consider whether any of the practices subject to litigation or otherwise could reasonably have created unasserted claims. If so, then your ASC 450 disclosures should also consider the existence of any such unasserted claims.

5. Please include other long-term liabilities reflected on your balance sheet in the table of contractual obligations or include appropriate disclosure regarding the nature of the liabilities and other pertinent data to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Consolidated Financial Statements, page 94

Consolidated Statements of Changes in Stockholders' Equity, page 98

6. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income. Please refer to ASC 220-10-45-12. Please also disclose the accumulated balances for each classification of accumulated other comprehensive income. Please refer to ASC 220-10-45-14.

Notes to Consolidated Financial Statements, page 100

2. Summary of Significant Accounting Policies, page 100

Merchant Revenues and Cost of Merchant Revenues, page 101

7. Please tell us whether you collect state and local taxes from customers which are remitted to governmental authorities. If so, please disclose whether such taxes are presented on a gross or net basis in accordance with ASC 605-45-50-3.

8. Please tell us how occupancy and state and local sales taxes are calculated when determining the selling price or aggregate charges to customers of "Name Your Own Price®" services. Please walk us through the calculation of any and all fees, occupancy, sales and other taxes in each situation where a bidder bids an amount equal to or higher than the lowest amount that the provider agreed to accept. Please also tell us how your suppliers calculate occupancy and state and local sales taxes when determining the cost or aggregate charges of travel services sold to you under your merchant price-disclosed hotel services, particularly in situations where the selling price is higher than the cost of the room reservation.

In each case, please specifically indicate whether the tax recovery charges collected from customers are calculated and charged based on the full amount paid by customers (including the amounts retained as gross profit) or based on the cost of the travel services paid to your suppliers. For our understanding, contrast the difference between "Name Your Own Price®" versus merchant price-disclosed hotel services in terms of the process your customers experience and the determination of cost in procuring services. In addition, please disclose your accounting policies related to customer collections and supplier payments of occupancy and state and local sales taxes, including how the amounts are computed. We may have further comment upon receipt of your response.

Segment Reporting, page 104

9. Please disclose revenues for each type of service (i.e., hotel room, rental car, airline ticket services and vacation package services, GDS reservation booking fees and other revenues) unless it is impracticable to do so, or tell us why you believe the disclosure of information about products is not required. If providing the information is impracticable, please disclose that fact.

16. Income Taxes, page 127

10. Please disclose the tabular reconciliation of the total amounts of unrecognized tax benefits and other information required by ASC 740-10-50-15.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Part I - Financial Information

Item 4. Controls and Procedures, page 58

11. Please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Please refer to Item 307 of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Thompson, Branch Chief, at (202) 551-3344 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director